APPENDIX B

OPINION OF CANACCORD FINANCIAL LTD.

Canaccord Financial Ltd.
P.O. Box 10337 Pacific Centre
609-Granville Street, Suite 2200
Vancouver, BC
Canada V7Y 1H2
T: 604.643.7300
F: 604.643.7733
March 26, 2010

Special Committee of the Board of Directors of
Dragon Pharmaceutical Inc.
Suite 310, 650 West Georgia Street
Vancouver, B.C. V6B 4N9

ATTENTION:  Mr. Peter Mak

Dear Sir,

Canaccord Financial Ltd. (“Canaccord”) understands that Dragon Pharmaceutical Inc. (“Dragon”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) among Dragon, Chief Respect Ltd. (“Parent”), Datong Investment, Inc., a subsidiary of Parent (“MergerSub”), and Mr. Yanlin Han, an individual (“Mr. Han”) pursuant to which MergerSub will merge with and into Dragon (the “Merger”) and each outstanding share of Dragon’s common stock, par value US$0.001 per share (“Dragon Common Stock”), other than:

(i) Dragon Common Stock that are held by holders who comply with the provisions of the Florida Business Corporation Act (“FBCA”) regarding the right of the shareholders to dissent from the Merger ; and

(ii) Dragon Common Stock owned by Mr. Han,

will be converted into the right to receive US$0.82 in cash (the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.

Holders of Dragon Common Stock, (but not including those holders who comply with the dissent provisions of FBCA and Mr. Han) are hereunder referred collectively as the “Dragon Stakeholders”. Completion of the Merger is subject to securities law compliance and obtaining all necessary court, regulatory, stock exchange, board and shareholder approvals.

Engagement of Canaccord

The special committee of the board of directors of Dragon (the “Special Committee”) has engaged Canaccord (the “Engagement”) pursuant to an engagement letter dated as of January 26, 2010 (the “Engagement Letter”), to prepare and deliver to the Special Committee an opinion as to the fairness of the Consideration (the “Fairness Opinion”), from a financial point of view, to the Dragon Stakeholders.

Under the Engagement Letter, Dragon has agreed to pay Canaccord a cash fee for rendering this Fairness Opinion in connection with the Merger, no portion of which is conditional upon this Fairness Opinion being favourable, or that is contingent upon the consummation of the Merger. Dragon has also agreed to reimburse Canaccord for all reasonable out-of-pocket expenses and to indemnify Canaccord in relation to certain claims or liabilities that may arise in connection with the services performed under the Engagement Letter.

The Special Committee has acknowledged that this Fairness Opinion and all oral or written advice and materials provided by Canaccord to Dragon (including, without limitation, the Special Committee, board of directors, management and counsel of Dragon) in connection with the Engagement are intended solely for the benefit and internal use of Dragon (including, without limitation, the Special Committee, board of directors, management and counsel of Dragon), subject to certain exceptions provided in the Engagement Letter.

Canaccord consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof, which summary shall be in a form acceptable to Canaccord, in any proxy statement or other information statement, if applicable, to be mailed to the Dragon Stakeholders in connection with the Merger and to the filing thereof by Dragon with the applicable securities regulatory authorities.

Credentials of Canaccord

Canaccord is Canada’s largest independently-owned investment banking firm.  The corporate group of which Canaccord is a part employs approximately 1,570 people with offices in major Canadian cities, as well as internationally in the United Kingdom, the United States and Barbados.  Canaccord has approximately C$12 billion in assets under administration and its parent company is publicly traded with a consolidated market capitalization of approximately C$540 million.  Canaccord provides a wide range of services, including corporate finance, mergers and acquisitions, financial advisory services, institutional and retail equity sales and trading and investment research.  Canaccord and its principals have extensive knowledge of Canadian and U.S. equity capital markets, have prepared numerous valuations and fairness opinions, and have led numerous transactions involving private and publicly traded companies.

This Fairness Opinion is the opinion of Canaccord and the form and content hereof has been approved for release by a committee of its officers and directors, who are experienced in the preparation of fairness opinions and in merger, acquisition, divestiture and valuation matters.

Relationship with Interested Parties

Canaccord is not an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia)) of Dragon, Parent or MergerSub or their respective associates or affiliates (collectively, the “Interested Parties”).  Prior to the Engagement, Canaccord has not in the past been engaged to provide any financial advisory and has neither acted as agent nor underwriter for any financings involving the Interested Parties.

Other Activities of Canaccord

Canaccord acts as a trader and dealer, both as principal and agent, in all Canadian and U.S. financial markets and, in such capacity, may have had, or in the future may have, positions in the securities of the Interested Parties and, from time to time, may have executed, or in the future may execute, transactions on behalf of the Interested Parties or other clients for which it received or may receive compensation. In addition, as an investment dealer, Canaccord conducts research on securities and may, in the ordinary course of business, be expected to provide research reports and investment advice to its clients on issues and investment matters, including research and advice on one or more of the Interested Parties or in respect of the Merger.

Other than pursuant to the Engagement, neither Canaccord nor any of its affiliated entities have any agreements, commitments or understandings in respect of any future business involving any of the Interested Parties. However, Canaccord may, from time to time in the future, seek or be provided with assignments from one or more of the Interested Parties.

Scope of Review

Canaccord has not been asked to, nor does Canaccord offer any opinion as to the terms of the Consideration (other than in respect of the fairness of the Consideration, from a financial point of view, to the Dragon Stakeholders) or the form of any agreements or documents related to the Consideration or the Merger

In preparing this Fairness Opinion, Canaccord reviewed and, where considered appropriate, in the exercise of its professional judgment, relied upon, without independently attempting to verify, among other things, the following:

▪	Proposals in letters dated January 15, 2010 and February 11, 2010 by Mr. Han to Dragon;
▪	the Agreement and Plan of Merger dated March 26, 2010;
▪	corporate documents including all minutes and resolutions of the shareholders and board of directors of Dragon for the last five years;
▪	draft proxy statement dated March 23, 2010;
▪	internal financial models and operating information with respect to the business, operations and prospects prepared by management of Dragon;
▪	discussions with management of Dragon of the past and current business, operations, financial condition and prospects;
▪	historical market price for the common shares of Dragon and comparisons of its performance;
▪	public information with respect to other companies and / or transactions of a comparable nature that Canaccord considered to be relevant for purposes of its analysis;
▪
a certificate of representation as to certain factual matters and the completeness and accuracy of the information upon which the Fairness Opinion is based, addressed to Canaccord and dated the date hereof, provided by senior officers of Dragon;

▪	certain other documents filed by Dragon on the System for Electronic Document Analysis and Retrieval (SEDAR) that Canaccord considered to be relevant for purposes of its analysis; and
▪	such other financial and market information, investigations and analyses as Canaccord considered necessary or appropriate in the circumstances.

Canaccord has not, to the best of its knowledge, been denied access by Dragon or any of its associates or affiliates, to any information requested by Canaccord.

Prior Valuations

Dragon has represented, to the best of its knowledge, to Canaccord that there have not been any prior valuations (as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions) of Dragon in the 24 months preceding the date hereof.

Assumptions and Limitations

This Fairness Opinion is subject to the assumptions, explanations and limitations set forth below.  With the approval of the Special Committee and as provided for under the Engagement, Canaccord has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial information, business plans, forecasts, projections, estimates and budgets and other information, data, advice, opinions and representations obtained by it from public sources or provided to Canaccord by Dragon, or any of its officers, associates, affiliates, consultants, advisors and representatives pursuant to the Engagement relating to Dragon and its respective assets (collectively, the “Information”). This Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. With respect to any projections, forecasts or estimates, Canaccord has assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management of Dragon.   In accordance with the terms of the Engagement, but subject to the exercise of its professional judgment, and except as expressly described herein, Canaccord has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior management of Dragon has represented to Canaccord in a certificate provided in such capacity that, among other things: (i) the Information (as defined in the certificate) provided orally by, or in the presence of, an officer or employee of Dragon or in writing by Dragon or any of its subsidiaries or affiliates (as such terms are defined in the Securities Act (British Columbia) (the “Act”)) or their respective agents to Canaccord for purposes of preparing this Fairness Opinion was, at the date the Information in respect of Dragon was provided to Canaccord, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Dragon, its subsidiaries, affiliates or the Merger and did not and does not omit to state a material fact (as such term is defined in the Act) in respect of Dragon, its subsidiaries, affiliates or the Merger necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to Canaccord, except as disclosed in writing to Canaccord, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Dragon or any of its subsidiaries or affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on this Fairness Opinion; (iii) there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to Dragon or any of its subsidiaries or affiliates or any of their respective assets or liabilities which have been prepared as of a date within the 24 months preceding the date hereof; (iv) since the dates on which the Information was provided to Canaccord, no material transaction has been entered into by Dragon or any of its subsidiaries or affiliates; (v) they have no knowledge of any facts not contained in or referred to in the Information provided to Canaccord by Dragon which would reasonably be expected to affect this Fairness Opinion, including the assumptions used or the scope of the review undertaken; (vi) other than as disclosed in the Information, to the best of their knowledge, information and belief after reasonable inquiry, Dragon does not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries pending or threatened in writing against or affecting Dragon or any of its subsidiaries or affiliates at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, bureau, board agency or instrumentality which may in any way materially adversely affect Dragon and its subsidiaries taken as a whole; (vii) all financial material, documentation and other data concerning the Merger, Dragon and its subsidiaries or affiliates, including any projections or forecasts, provided to Canaccord were prepared on a basis consistent in all material respects with the accounting policies applied in the audited consolidated financial statements of Dragon dated as at December 31, 2009, reflect the assumptions disclosed therein (which assumptions management of Dragon believes to be reasonable) and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data not misleading in light of the circumstances in which such financial material, documentation or data was provided to Canaccord; (viii) to their knowledge, after having made due inquiry, no verbal or written offers for all or a material part of the properties and assets owned by, or the securities of, Dragon or any of its subsidiaries or affiliates have been received and no negotiations have occurred relating to any such offer within the 24 months preceding the date of the Engagement Letter which have not been disclosed in writing to Canaccord; and (ix) there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Merger, except as have been disclosed in writing to Canaccord.

Canaccord has assumed that all conditions precedent to the completion of the Merger can be satisfied or waived by the parties thereto in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Merger can proceed as scheduled and without material additional cost to Dragon or liability of Dragon to third parties, that the procedures being followed to implement the Merger are valid and effective and all required documents under applicable securities laws will be distributed to the Dragon Stakeholders in accordance with all applicable securities laws, and that the disclosure in such documents will be accurate and will comply in all material respects with the requirements of all applicable securities laws.  Canaccord has also assumed that all the representations and warranties contained in the Agreement are correct as of the date hereof and the Merger will be completed substantially in accordance with the terms and requirements of the  Agreement.

This Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Dragon as they were reflected in the information and documents, including, without limitation, the Information, reviewed by Canaccord and as it was represented to Canaccord in its discussions with representatives of Dragon.  In its analysis and in connection with the preparation of this Fairness Opinion, Canaccord has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Dragon.

This Fairness Opinion has been provided exclusively for the use of the Special Committee for the purposes of considering the Merger.  Canaccord disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion, which may arise or come to Canaccord’s attention after the date hereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Fairness Opinion, subject to the terms of the Engagement Letter, Canaccord reserves the right, but not the obligation, to change, modify or withdraw this Fairness Opinion as of the date of such change.

The disclosure by the Special Committee of the retention of Canaccord and the contents of this Fairness Opinion in certain regulatory filings as required and in accordance with all applicable laws, rules or regulations of any governmental authority or stock exchange will be permitted subject to Canaccord's prior review and approval (acting reasonably) of such disclosure.  Except as provided in this Fairness Opinion and in the Engagement Letter, or as may be required by applicable law or requirements of securities regulatory authorities or stock exchange in connection with the Merger, this Fairness Opinion is not to be used, published or distributed in whole or in part, in any other way or to any other person without the prior written consent of Canaccord, such consent not to be unreasonably withheld or delayed.

Canaccord has not been engaged to provide and has not provided: (i) a formal valuation of Dragon or its securities pursuant to Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions; (ii) an opinion as to the fairness of the process underlying the Merger; or (iii) a recommendation to any Dragon Stakeholders to take any action with respect to the Merger; and, in each case, this Fairness Opinion should not be construed as such. Canaccord expresses no opinion on the future trading prices of the securities of Dragon.  Dragon has advised Canaccord that Dragon does not require a formal valuation to satisfy its obligations pursuant to Multilateral Instrument 61-101 and Dragon has complied and will comply with all applicable securities laws in relation to the Merger.

Approach to Fairness

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description.  Qualitative judgments were made based upon Canaccord’s assessment of the surrounding factual circumstances relating to the Merger and Canaccord’s analysis of such factual circumstances in its best judgment.  Any attempt to select portions of Canaccord’s analysis or of the factors considered, without considering all of the analysis employed and factors considered, would likely create an incomplete and misleading view of the process underlying this Fairness Opinion.  This Fairness Opinion should be read in its entirety.

Conclusion as to the Fairness

Based upon and subject to the foregoing, Canaccord is of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Dragon Stakeholders.

Yours truly,

CANACCORD FINANCIAL LTD.